UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

MULLEN AUTOMOTIVE INC.
(Name of Issuer)

Common Stock, $0.001 per share par value
(Title of Class of Securities)

62526P109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Esousa Holdings LLC 27-0492860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 334,223(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 334,223(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,223(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%(2)
12	TYPE OF REPORTING PERSON* OO

(1)	Consists of 334,223 shares of Common Stock, which may be deemed to be beneficially owned through Esousa Holdings, LLC by Michael Wachs, who serves as the sole Managing Member of Esousa Holdings, LLC. Does not include a fractional amount of shares of Common Stock issuable upon conversion of 458 shares of Series C Preferred stock.

(2)	This percentage is calculated based on 6,552,470 shares of Common Stock outstanding as of February 9, 2024.

1	NAME OF REPORTING PERSONS Michael Wachs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 445,140(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 445,140(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,140(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%(2)
12	TYPE OF REPORTING PERSON* OO

(1)	Consists of (i) 334,223 shares of Common Stock held by Esousa Holdings, LLC, and (ii) 110,917 shares of Common Stock held by 2022 Michael Wachs Dynasty Trust, which may be deemed to be beneficially owned by Michael Wachs. Does not include a fractional amount of shares of Common Stock issuable upon conversion of 458 shares of Series C Preferred stock.

(2)	This percentage is calculated based on 6,552,470 shares of Common Stock outstanding as of February 9, 2024.

Item 1 (a). Name of Issuer:

Mullen Automotive Inc. (the “Issuer”)

Item 1 (b). Address of Issuer's Principal Executive Offices:

1405 Pioneer Street,

Brea, California 92821

Item 2 (a). Name of Person Filing:

Esousa Holdings LLC and Michael Wachs (collectively, the “Reporting Persons”)

Item 2 (b). Address of Principal Business Office or, if None, Residence:

211 East 43rd Street, Suite 402

New York, NY 10017

Item 2 (c). Citizenship:

Esousa Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

Item 2 (d). Title of Class of Securities:

Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”)

Item 2 (e). CUSIP Number:

62526P109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4 (a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Persons hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Persons is based on 6,552,470 shares of Common Stock outstanding as of February 9, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2024

ESOUSA HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs
Managing Member

/s/ Michael Wachs
Michael Wachs

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Mullen Automotive Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

February 20, 2024

ESOUSA HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs
Managing Member

/s/ Michael Wachs
Michael Wachs